UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of July 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated July 31, 2018 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: July 31, 2018

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	July 31, 2018

Outcome of the Board Meeting: Audited Standalone Financial Results and Unaudited Consolidated Financial Results of the Company for the quarter ended June 30, 2018

With further reference to our filing dated July 16, 2018, please be informed that the Board of Directors, at their Board Meeting held today have taken on record the Audited Standalone Financial Results along with Auditor’s Report and the Unaudited Consolidated Financial Results along with Limited Review Report, for the first quarter ended June 30, 2018, which are attached herewith.

Enclosed also please find the Press Release on the said Financial Results issued by the Company. These results are being made available on the Company’s website at www.tatamotors.com/investor/results-press-releases/.

The Board meeting commenced at 2 p.m. and concluded at 4:05 p.m. (IST).

News Release – 2	July 31, 2018

Tata Motors Group Q1 FY 19: Revenue ₹67.1 KCr (+14%) & Loss after Tax ₹1.9 KCr Turnaround 2.0 in the domestic business starts on a strong note

MUMBAI, JULY 31, 2018: TATA MOTORS LTD ANNOUNCED ITS RESULTS FOR THE QUARTER ENDING JUNE 30, 2018.

Consolidated	Q1FY’19	Vs PY
₹Cr (Ind AS)
Net Revenue	67,081	14%
EBITDA (%)	7.5	50bps
EBIT (%)	(0.8)	(130bps	)
PAT	(1,863)	—

JLR £ m (IFRS)	Q1FY’19	Vs PY
Net Revenue	5,222	(7%	)
EBITDA (%)	6.2	(170bps	)
EBIT (%)	(3.7)	(490bps	)
PAT	(210)	—

TML (S)	Q1FY’19	Vs PY
₹Cr (Ind AS)
Net Revenue	16,803	83%
EBITDA (%)	8.3	890bps
EBIT (%)	4.1	1220bps
PAT	1,188	—

JAGUAR LAND ROVER (JLR)	TATA MOTORS (STANDALONE, INCL JO)

•   Retails up 5.9% to 145,510 units; Wholesales (excl CJLR) down 7.7% in Q1 from sales deferral in China and planned dealer stock reduction

•   Net Revenue down 7 % to £5.2B

•   EBIT: -3.7% (-490bps), impact of China duty change, de-stocking, FX revaluation and higher D&A

•   PBT at (£264 m). PAT at (£210 m)

•   Investments: £1.1B mainly in products & technologies

•   Free Cash Flows of £(1.7B)

•   Wholesales up 59% to 176,868 units. CV up 63% on a low base and PV up 49%

•   Net Revenue up 83% to ₹16.8K Cr

•   EBIT: 4.1% (+1220 bps) aided by volume growth, mix, ImpACT savings & operating leverage

•   PBT at ₹1,464Cr, includes dividend income of ₹1,310Cr. PAT at ₹1,188Cr

•   Investments: ₹ 1KCr in products and technologies.

•   Free cash flows of ₹(2.5K)Cr, impacted by higher working capital

Natarajan Chandrasekaran, Chairman commented “I am delighted with the progress made by the domestic business on their ‘Turnaround 2.0’ strategy. We continue to gain market share while strongly improving profitability in both Commercial Vehicles and Passenger Vehicles. Our drive for increased transparency continues with separate segmental results for CV and PV businesses from this quarter. I believe that with our focused efforts we are well positioned to “Win Decisively” in CV and “Win Sustainably” in PV.

With regards to JLR, we faced multiple challenges including temporary issues like China duty impact as well as the market issues like diesel concerns in UK and Europe. Despite these challenges, we remain committed to deliver the planned margins we outlined earlier this year and appreciate the urgency to address our challenges with speed. Towards this, we will step up all round execution. We will leverage our product portfolio to grow faster and drive down costs to improve operating leverage of the business. We will also calibrate our capital spends to minimize cash outflow.

With these focused efforts, I am confident that Tata Motors Group will deliver Competitive, Consistent and Cash Accretive Growth in the medium to long term”

JAGUAR LAND ROVER

BUSINESS HIGHLIGHTS

•	Strong sales of Range Rover Velar, Range Rover Sport, Land Rover Discovery and Jaguar E-PACE

•

Customer deliveries of the company’s first ever battery electric vehicle, the Jaguar I-PACE are beginning following its launch in March this year. The company will continue its growth journey by adding new nameplates and expanding its powertrain offering to its world-class product line up, which will include the next-generation Defender by 2020.

FINANCIALS

For Q1 FY 19, Retail sales grew 5.9% year-on-year to 145,510 vehicles. The increase reflects growing sales of the new Range Rover Velar, Range Rover Sport, Land Rover Discovery and Jaguar E-PACE. However, wholesales (including China JV) were 13,950 units lower than retails, primarily reflecting lower wholesales in China in advance of the reduction in import duties from 25% to 10% on 1 July and planned dealer stock reduction in other markets.

Revenues for the quarter were £5.2 billion, 6.7% lower year-on-year primarily as a result of the lower wholesales and increased incentives in China in advance of the 1 July duty reduction. The lower wholesales and higher China incentives combined with unfavourable balance sheet currency revaluation and higher depreciation and amortisation resulting from continuing investment led to a pre-tax loss for the quarter of £264 million (negative EBIT margin). Earnings before interest, tax and depreciation (EBITDA) were £325 million (6.2% margin).

The company continues to invest in new vehicles, next-generation automotive technologies and facilities to support its future sustainable growth, with total investment spending of £1.1 billion for the quarter. This investment spending and seasonal working capital outflows of £1.0 billion led to negative operating cash flow of £1.7 billion. The company plans to invest in the region of £4.5 billion in the current financial year.

The profitability target for the full financial year ending 31 March 2019 (FY19) remains within the previous 4-7% planned margin we had shared for FY19-FY21

Prof. Dr. Ralf Speth, Jaguar Land Rover Chief Executive, said: “We had a pre-tax loss in the first quarter, reflecting the impact of the announcement of the duty reduction in China as well as planned dealer stock reduction in the quarter. We also continue to be impacted negatively by uncertainty over diesels in Europe along with Brexit and additional diesel taxes in UK. Given these issues, we will remain focused on driving growth and simultaneously reducing costs and boosting operational efficiency and capability, taking the necessary steps to shape our future. We expect sales and financial results to improve over the remainder of the financial year, driven by continued ramp-up of new models, most recently the electric Jaguar I-PACE, and with the new lower duties effective in China”.

Prof. Dr. Speth concluded: “We remain true to our pioneering spirit and our ability to create innovative and exciting cars that our customers will love. Given the success of recently introduced models such as the Jaguar E-PACE and the Range Rover Velar, along with our huge investment commitment in electrified technologies, we remain confident to deliver sustainable profitable growth.”

TATA MOTORS (STANDALONE INCL. JOINT OPERATIONS)

BUSINESS HIGHLIGHTS

•	Turnaround 2.0 starts on a strong note

•	Gained Market share in every segment in CV. PV continues its journey of market share gain.

•	Strong volumes and cost reduction efforts deliver improved profits in both CV and PV businesses

•	FCF impacted by planned stock build up and higher trade debtors.

•	Commercial Vehicles (CV) growth driven by increased demand to continued economic growth, newly launched products, improved stakeholders’ engagement

•	Passenger Vehicles (PV) continues to demonstrate positive momentum on the back of new product launches and customer centric initiatives

FINANCIALS

In Q1 FY ‘19 wholesales (including exports) grew 59% to 176,868 units with broad based growth across the entire portfolio on a low base. In the domestic market M&HCV trucks grew 111%, ILCV trucks +73%, SCV & Pick Ups +57% and CV Passenger +31%. PV was up 50%. CV growth reflects launch of new products and higher economic activities due to the improved industrial activity, robust demand in private consumption and government spending on infrastructure. Nexon, Tiago and Tigor continued to deliver strong growths.

In the quarter, Revenue increased 83% to ₹ 16,803Cr, Pre-tax profit at ₹ 1,464 Cr (against Pre-tax loss of ₹ 463 Cr in Q1 FY 18). Pre- tax profit for the quarter includes dividend income of ₹ 1,310Cr (against dividend income of ₹ 557 Cr in Q1 FY18). Profit after tax for the quarter was ₹ 1188Cr.

According to Mr. Guenter Butschek, CEO & MD, Tata Motors, “FY18 was a Turnaround year for us with significant improvement in operational and financial performance. We continued this momentum in Q1 FY19 as well with the launch of Turnaround 2.0 strategy to Win Decisively in CV, Win Sustainably in PV and further strengthen our execution capabilities. I am happy to see that we are now delivering on this strategy with strong month-on-month sales growth, with both CV and PV Businesses witnessing further increase in market share. The Q1FY19 Net Revenues is the highest in TML history and the operational profit for Q1FY19 is the highest since Q1FY13. In line with our new organisation structure our reporting segments are changed to Commercial Vehicles and Passenger Vehicles from this quarter.

As I look ahead, there could be a few challenges in the short term particularly in Commercial Vehicles as the new regulations on axle loads come into effect but remain positive on the long term potential of the Indian market and I am confident that Tata Motors is taking the right steps to drive Competitive, Consistent, Cash Accretive Growth”

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

FINANCE COSTS AND TAX

Finance costs increased by ₹266Cr to ₹1,375Cr during Q1 FY’19 vs same quarter prior year. The increase is primarily due to higher borrowings in JLR.

The Effective Tax Rate for Q1FY19 was 18%.

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

In the quarter, Net profit from joint ventures and associates contributed ₹ 306Cr compared with ₹ 670Cr in prior year. The decrease is coming mainly from the lower profitability in the JLR’s China JV (CJLR) due to the custom duty impact.

Other income was ₹ 225Cr versus ₹ 154Cr in the same quarter prior year. The increase is coming from mainly the additional interest incomes earned during the year.

FREE CASH FLOWS

Free cash flow (automotive) in the quarter, was negative ₹ 18,109Cr reflecting lower operating profits at JLR and unfavourable working capital in both TML (S) and JLR.

NET DEBT

Closing net debt was ₹ 62,436Cr compared to ₹ 39,977Cr as at 31st March 2018, reflecting negative free cash flow at both TML and JLR with continued high investments. Net Automotive debt stood at ₹ 32,977Cr vs ₹ 13,889Cr as at 31st March 2018.

Notes: Joint Operations refers to Fiat Automobiles Pvt Ltd and Tata Cummins Pvt Ltd

For further information contact

Suresh Rangarajan (Head-Corporate Communications), Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release – 3	July 31, 2018

Auditors Report (Consolidated)

Limited Review Report on Quarterly Unaudited Consolidated Financial Results of Tata Motors Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

Tata Motors Limited

We have reviewed the accompanying statement of unaudited consolidated financial results of Tata Motors Limited (“the Holding Company”), its subsidiaries (collectively referred to as ‘the Group’), its associates, its jointly controlled entities and its joint operations as listed in Annexure 1 for the quarter ended 30 June 2018 attached herewith, being submitted by the company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’). Attention is drawn to the fact that the figures for the 3 months ended 31 March 2018 as reported in these financial results are the balancing figures between audited figures in respect of the full previous financial year and the published year to date figures up to the third quarter of the previous financial year. The figures up to the end of the third quarter of previous financial year had only been reviewed and not subjected to audit.

This statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these consolidated financial results based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity specified under section 143(10) of the Companies Act, 2013. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the consolidated financial results are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

We did not review the financial information of 68 step-down subsidiaries and one joint operation included in the statement of unaudited consolidated financial results, whose unaudited financial information reflect total revenue of Rs 52,187.20 crores for the quarter ended 30 June 2018. The consolidated financial results also include the Group’s share of net profit (and other comprehensive income) of Rs 266.30 crores for the quarter ended 30 June 2018 in respect of four associates and two jointly controlled entities. This unaudited financial information has been reviewed by other auditors whose reports have been furnished to us, and our opinion on the unaudited consolidated financial results, to the extent they have been derived from such unaudited financial information is based solely on the reports of such other auditors.

Limited Review Report on Quarterly Unaudited Consolidated Financial Results of Tata Motors Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Of the 68 step-down subsidiaries listed above, the financial information of 3 step-down subsidiaries which are located outside India have been prepared under the generally accepted accounting principles (‘GAAPs’) applicable in their respective countries and which have been reviewed by the respective auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company’s management has converted these financial information from accounting principles generally accepted in their respective countries to Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013. We have reviewed these conversion adjustments made by the Holding Company’s management. Our conclusion in so far as it relates to such subsidiaries located outside India is based on the reports of other auditors under the aforementioned GAAPs in respective countries and the aforesaid conversion adjustments prepared by the Holding Company’s management and reviewed by us.

The unaudited consolidated financial results include the financial information of 7 subsidiaries and 11 step-down subsidiaries which have not been reviewed by their auditors and are based solely on the management certified accounts, whose financial information reflect total revenue of Rs. 440.12 crores for the quarter ended 30 June 2018, and the Group’s share of net profit of Rs 30.36 crores for the quarter ended 30 June 2018 in respect of 3 associates and 2 jointly controlled entities which have not been reviewed by their auditors and are based solely on the management certified accounts. Our report on the unaudited consolidated financial results, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, step down subsidiaries, associates and jointly controlled entities are based solely on such unaudited financial information. In our opinion and according to the information and explanations given to us by the management, these financial results are not material to the Group.

Our conclusion on consolidated quarterly financial results, is not modified in respect of the above matters relating to our reliance on the reports of other auditors and financial information certified by the management.

Based on our review conducted as above, and based on the consideration of the reports of the other auditors and management certified accounts referred to above ,nothing has come to our attention that causes us to believe that the accompanying statement of unaudited consolidated financial results prepared in accordance with applicable accounting standards i.e. Ind AS prescribed under Section 133 of the Companies Act, 2013 and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the Listing Regulations including the manner in which it is to be disclosed, or that it contains any material misstatement.

Other Matter

The comparative financial information for the quarter ended 30 June 2017, included in these consolidated financial results have been reviewed by the predecessor auditor. The report of the predecessor auditor on the comparative financial information dated 9 August 2017 expressed an unmodified conclusion. Our conclusion is not modified in respect of such matter.

For B S R & Co. LLP

Chartered Accountants

Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Mumbai	Partner
31 July 2018	Membership No: 049265

Limited Review Report on Quarterly Unaudited Consolidated Financial Results of Tata Motors Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 30 June 2018

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(A) TATA MOTORS – DIRECT SUBSIDIARIES

1	Concorde Motors (India) Limited

2	TAL Manufacturing Solutions Limited

3	Tata Motors European Technical Centre PLC

4	Tata Motors Insurance Broking and Advisory Services Limited

5	TMF Holdings Limited

6	TML Holdings Pte. Limited

7	TML Distribution Company Limited

8	Tata Hispano Motors Carrocera S.A.

9	Tata Hispano Motors Carrocerries Maghreb SA

10	Trilix S.r.l.

11	Tata Precision Industries Pte. Limited

12	Tata Technologies Limited

13	Tata Marcopolo Motors Limited

(B) TATA MOTORS – INDIRECT SUBSIDIARIES

(i) Subsidiaries of TML Holdings Pte. Ltd.

14	Tata Daewoo Commercial Vehicle Company Limited

15	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited

16	Tata Motors (Thailand) Limited

17	Tata Motors (SA) (Proprietary) Limited

18	PT Tata Motors Indonesia

19	PT Tata Motors Distribusi Indonesia

20	TMNL Motor Services Nigeria Limited

21	Jaguar Land Rover Automotive plc

(ii) Subsidiaries of Jaguar Land Rover Automotive plc

22	Jaguar Land Rover Holdings Limited

(iii) Subsidiaries of Jaguar Land Rover Holdings Limited

23	Jaguar Land Rover Limited

24	Jaguar Land Rover Austria GmbH

25	Jaguar Land Rover Japan Limited

26	JLR Nominee Company Limited (dormant)

27	Jaguar Land Rover Deutschland GmbH

28	Jaguar Land Rover North America LLC

29	Jaguar Land Rover Nederland BV

Annexure I (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS – INDIRECT SUBSIDIARIES (Contd.)

30	Jaguar Land Rover Portugal – Veículos e Peças, Lda.

31	Jaguar Land Rover Australia Pty Limited

32	Jaguar Land Rover Italia Spa

33	Jaguar Land Rover Korea Company Limited

34	Jaguar Land Rover (China) Investment Co. Limited

35	Jaguar Land Rover Canada ULC

36	Jaguar Land Rover France, SAS

37	Jaguar Land Rover (South Africa) (Pty) Limited

38	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA

39	Limited Liability Company “Jaguar Land Rover” (Russia)

40	Jaguar Land Rover (South Africa) Holdings Limited

41	Jaguar Land Rover India Limited

42	Jaguar Land Rover Espana SL

43	Jaguar Land Rover Belux NV

44	Jaguar Cars South Africa (Pty) Limited

45	The Jaguar Collection Limited (dissolved on 19 June 2018)

46	Jaguar Cars Limited

47	Land Rover Exports Limited

48	Land Rover Ireland Limited

49	The Daimler Motor Company Limited

50	Daimler Transport Vehicles Limited

51	S.S. Cars Limited

52	The Lanchester Motor Company Limited

53	Shanghai Jaguar Land Rover Automotive Services Company Limited

54	Jaguar Land Rover Pension Trustees Limited

55	Jaguar Land Rover Slovakia s.r.o

56	Jaguar Land Rover Singapore Pte. Ltd.

57	Jaguar Racing Limited

58	InMotion Ventures Limited

59	InMotion Ventures 1 Limited

60	InMotion Ventures 2 Limited

61	InMotion Ventures 3 Limited

62	Jaguar Land Rover Colombia S.A.S

63	Jaguar Land Rover Ireland (Services) Limited

64	Jaguar Land Rover Mexico, SAPi de CV

65	Jaguar Land Rover Servicios Mexico, S.A. de C.V.

66	Jaguar Land Rover Taiwan Company LTD

67	Jaguar Land Rover Classic USA LLC (incorporated on 1 June 2018)

68	Spark44 (JV) Limited

(iv) Subsidiaries of Spark44 (JV) Limited

69	Spark44 Pty. Ltd. (Sydney)

70	Spark44 GMBH (Frankfurt)

71	Spark44 LLC (LA & NYC)

72	Spark44 Limited (Shanghai)

Annexure I (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS – INDIRECT SUBSIDIARIES (Contd.)

73	Spark44 Middle East DMCC (Dubai)

74	Spark44 Demand Creation Partners Limited (Mumbai)

75	Spark44 Limited (London & Birmingham)

76	Spark44 Pte Ltd (Singapore)

77	Spark44 Communication SL (Madrid)

78	Spark44 SRL (Rome)

79	Spark44 Limited (Seoul)

80	Spark44 KK (Tokyo)

81	Spark44 Canada Inc (Toronto)

82	Spark44 South Africa (Pty) Limited

(v) Subsidiaries of Tata Technologies Ltd.

83	Tata Technologies Pte. Limited

84	Tata Technologies (Thailand) Limited

85	Tata Technologies Inc.

86	Tata Manufacturing Technologies (Shanghai) Limited

87	INCAT International Plc.

88	INCAT GmbH

89	Tata Technologies Europe Limited

90	Escenda Engineering AB

91	Tata Technologies de Mexico, S.A. de C.V.

92	Cambric GmbH

93	Cambric Limited

94	Tata Technologies SRL Romania

(vi) Subsidiaries of TMF Holdings Ltd. (Formerly Tata Motors Finance Limited)

95	Tata Motors Finance Solutions Limited

96	Tata Motors Finance Limited (Name changed from Sheba Properties Limited w.e.f 30 June 2017

(C) TATA MOTORS – ASSOCIATES

97	Jaguar Cars Finance Limited

98	Synaptiv Limited

99	Cloud Car Inc

100	Drive Club Service Pte Ltd

101	Automobile Corporation of Goa Limited

102	Nita Company Limited

103	Tata Hitachi Construction Machinery Company Private Limited

104	Tata Precision Industries (India) Limited

105	Tata AutoComp Systems Limited

(D) TATA MOTORS – JOINT OPERATIONS

106	Tata Cummins Private Limited

107	Fiat India Automobiles Private Limited

(E) TATA MOTORS – JOINT VENTURES

108	Chery Jaguar Land Rover Automotive Company Limited

109	JT Special Vehicles Private Limited

110	Tata HAL Technologies Limited

111	Cherry Jaguar Land Rover Auto Sales Company Limited

News Release – 4	July 31, 2018

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2018

			Quarter ended			Year ended March 31, 2018
			June 30, 2018	March 31, 2018	June 30, 2017
Particulars			Unaudited	Audited (refer note 6)	Unaudited	Audited
	Revenue from operations
	(a) Revenue (refer note 2)		65,956.78	89,203.81	58,766.07	289,386.25
	(b) Other operating income (includes Government grants)		1,124.51	2,075.28	1,052.15	6,023.09
I	Total Revenue from Operations (a)+(b)		67,081.29	91,279.09	59,818.22	295,409.34
II	Other income		224.77	364.35	154.11	888.89
III	Total Income (I + II)		67,306.06	91,643.44	59,972.33	296,298.23
IV	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed		43,217.86	50,875.96	36,547.43	173,371.19
	(ii) Basis adjustment on hedge accounted derivatives		(429.46)	(309.77)	(299.79)	(1,378.60)
	(b) Purchase of products for sale		4,450.39	4,652.62	3,356.22	15,903.99
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(4,211.88)	1,886.36	(3,028.11)	(2,046.58)
	(d) Excise duty (refer note 2)		—	—	1,324.85	790.16
	(e) Employee benefits expense		8,523.21	8,352.27	7,115.22	30,300.09
	(f) Finance costs		1,375.27	1,178.25	1,108.85	4,681.79
	(g) Foreign exchange (gain)/loss (net)		1,007.26	(355.81)	(631.26)	(1,185.28)
	(h) Depreciation and amortisation expense		5,857.13	6,488.36	4,524.56	21,553.59
	(i) Product development/Engineering expenses		950.53	1,030.78	812.44	3,531.87
	(j) Other expenses		14,262.84	19,622.37	12,974.22	60,184.21
	(k) Amount capitalised		(5,112.86)	(5,725.93)	(3,949.09)	(18,588.09)
	Total expenses (IV)		69,890.29	87,695.46	59,855.54	287,118.34
V	Profit/(loss) before exceptional items and tax (III—IV)		(2,584.23)	3,947.98	116.79	9,179.89
VI	Exceptional Items
	(a) Defined benefit pension plan amendment past service credit		—	—	(3,609.01)	(3,609.01)
	(b) Employee separation cost		—	(1.05)	—	3.68
	(c) Provision for impairment of capital work-in-progress and intangibles under development		—	1,641.38	—	1,641.38
	(d) Others		—	—	(11.19)	(11.19)
VII	Profit/(loss) before tax (V—VI)		(2,584.23)	2,307.65	3,736.99	11,155.03
VIII	Tax expense/(credit) (net)
	(a) Current tax		710.07	850.54	736.58	3,303.46
	(b) Deferred tax		(1,125.70)	126.57	470.86	1,038.47
	Total tax expense (net)		(415.63)	977.11	1,207.44	4,341.93
IX	Profit/(loss) for the period/year from continuing operations (VII—VIII)		(2,168.60)	1,330.54	2,529.55	6,813.10
X	Share of profit of joint ventures and associates (net)		306.03	844.62	670.38	2,278.26
XI	Profit/(loss) for the period/year (IX + X)		(1,862.57)	2,175.16	3,199.93	9,091.36
	Attributable to:
	(a) Shareholders of the Company		(1,902.37)	2,125.24	3,182.26	8,988.91
	(b) Non-controlling interests		39.80	49.92	17.67	102.45
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit or loss		2,954.51	4,511.94	269.49	5,939.95
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss		(530.49)	(745.78)	(73.03)	(991.02)
	(B) (i) Items that will be reclassified to profit or loss		(4,520.05)	9,868.88	9,758.49	28,017.27
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		466.67	(756.84)	(1,470.46)	(3,403.69)
	Total other comprehensive income/(loss)		(1,629.36)	12,878.20	8,484.49	29,562.51
XIII	Total comprehensive income/(loss) for the period/year (net of tax) (XI + XII)		(3,491.93)	15,053.36	11,684.42	38,653.87
	Attributable to:
	(a) Shareholders of the Company		(3,532.58)	14,990.28	11,666.70	38,524.52
	(b) Non-controlling interests		40.65	63.08	17.72	129.35
XIV	Paid-up equity share capital (face value of ₹2 each)		679.22	679.22	679.22	679.22
XV	Reserves excluding revaluation reserves					94,725.82
XVI	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	(5.60)	6.24	9.36	26.46
	(b) Diluted EPS	₹	(5.60)	6.24	9.35	26.45
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	(5.60)	6.34	9.46	26.56
	(b) Diluted EPS	₹	(5.60)	6.34	9.45	26.55
			Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India.

A core recent initiative of the Company was the implementation of the Organization Effectiveness (OE) program, a strategic program designed to overhaul and transform the Company. Pursuant to the changes implemented as a result of the OE program, the Company has drawn separate strategies for commercial vehicles, passenger vehicles and financing business from Fiscal 2019. Consequent to these changes, the automotive segments will have the following four reportable segments commencing fiscal 2019:

a)	Automotive: The Automotive segment will consist of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Tata Motor Finance.

b)	Others: Others will consist of IT services and machine tools and factory automation solutions.

These segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

The reportable segment information for the corresponding previous periods reported have been changed to make them comparable.

		Quarter ended			(₹ in crores) Year ended
Particulars		June, 30 2018	March 31, 2018	June, 30 2017	March 31, 2018
A.	Segment Revenue :
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof
	(a) Commercial Vehicle	13,929.73	16,095.21	9,322.51	50,041.89
	(b) Passenger Vehicle	3,465.91	4,361.88	2,383.21	13,602.50
	(c) Finance	733.09	780.55	631.18	2,800.22
	(d) Corporate/Unallocable	22.75	42.69	49.25	175.77
	- Jaguar and Land Rover	48,467.24	69,410.88	47,044.48	226,964.86
	Less: Intra segment eliminations	(17.28)	(19.12)	(40.88)	(131.91)

	-Total	66,601.44	90,672.09	59,389.75	293,453.33
II.	Others	870.55	982.77	728.63	3,252.36

	Total Segment Revenue	67,471.99	91,654.86	60,118.38	296,705.69
	Less: Inter segment revenue	(390.70)	(375.77)	(300.16)	(1,296.35)

	Revenue from Operations	67,081.29	91,279.09	59,818.22	295,409.34

B.	Segment results before other income, finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof
	(a) Commercial Vehicle	1,057.20	1,272.13	219.39	3,595.32
	(b) Passenger Vehicle	(341.12)	(839.67)	(806.92)	(3,045.92)
	(c) Finance	462.04	583.14	294.17	1,808.31
	(d) Corporate/Unallocable	(57.24)	(74.74)	(69.30)	(254.13)
	- Jaguar and Land Rover	(1,652.89)	3,317.21	770.85	9,408.80
	Less: Intra segment eliminations	—	—	—	—

	-Total	(532.01)	4,258.07	408.19	11,512.38
II.	Others	138.78	208.91	65.97	422.32

	Total Segment results	(393.23)	4,466.98	474.16	11,934.70
	Less: Inter segment eliminations	(33.24)	(60.91)	(33.89)	(147.19)

	Net Segment results	(426.47)	4,406.07	440.27	11,787.51
	Add/(Less) : Other income	224.77	364.35	154.11	888.89
	Add/(Less) : Finance costs	(1,375.27)	(1,178.25)	(1,108.85)	(4,681.79)
	Add/(Less) : Foreign exchange gain/(loss) (net)	(1,007.26)	355.81	631.26	1,185.28
	Add/(Less) : Exceptional items	—	(1,640.33)	3,620.20	1,975.14

	Total Profit before tax	(2,584.23)	2,307.65	3,736.99	11,155.03

		As at June 30, 2018		As at June 30, 2017	As at March 31, 2018
C.	Segment Assets
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof
	(a) Commercial Vehicle	26,070.89		25,670.67	24,963.13
	(b) Passenger Vehicle	18,329.34		16,248.54	15,418.17
	(c) Finance	28,495.94		19,074.16	26,512.22
	(d) Corporate/Unallocable	4,899.55		5,128.32	6,505.33
	- Tata and other brands vehicles and financing thereof—Assets held for sale	247.87		—	223.33
	- Jaguar and Land Rover	193,969.26		162,998.23	199,513.67
	Less: Intra segment eliminations	—		—	—

	-Total	272,012.85		229,119.92	273,135.85
II.	(a) Others	27.42		475.44	13.26
	(b) Assets classified as held for sale	2,736.37		1,975.15	2,756.91

	Total Segment Assets	274,776.64		231,570.51	275,906.02
	Less: Inter segment eliminations	(1,242.68)		(958.36)	(1,281.07)

	Net Segment Assets	273,533.96		230,612.15	274,624.95
	Investment in equity accounted investees
	- Tata and other brands vehicles and financing thereof
	(a) Commercial Vehicle	400.25		384.78	383.00
	(b) Passenger Vehicle	2.50		—	2.50
	(c) Finance	—		—	—
	(d) Corporate/Unallocable	—		—	—
	- Jaguar and Land Rover	4,519.30		4,672.00	4,502.39
	- Others*	525.41		414.90	497.35
	Add : Unallocable assets	35,630.63		40,327.55	51,340.32

	Total Assets	314,612.05		276,411.38	331,350.51

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	19,015.01		16,576.83	20,298.72
	- Jaguar and Land Rover	91,639.78		85,448.19	107,864.26
	Less: Intra segment eliminations	—		—	—

	-Total	110,654.79		102,025.02	128,162.98
II.	(a) Others	85.35		319.18	84.01
	(b) Liabilities directly associated with assets classified as held-for-sale	1,008.55		720.41	1,070.18

	Total Segment Liabilities	111,748.69		103,064.61	129,317.17
	Less: Inter segment eliminations	(327.61)		(219.12)	(315.22)

	Net Segment Liabilities	111,421.08		102,845.49	129,001.95
	Add : Unallocable liabilities	111,107.06		103,669.42	106,395.59

	Total Liabilities	222,528.14		206,514.91	235,397.54

*	Held for sale as at June 30, 2018

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on July 31, 2018.

2)	Consequent to the introduction of Goods and Service Tax (GST) with effect from July 1, 2017, Central Excise, Value Added Tax (VAT), etc have been replaced by GST. In accordance with IndAS18/IndAS 115 on Revenue/Revenue from contracts with customers and Schedule III of the Companies Act, 2013, GST, GST Compensation Cess, etc. are not included in Revenue from operations for applicable periods. In view of the aforesaid restructuring of indirect taxes, Revenue from operations for quarter ended June 30, 2018 is not comparable with the quarter ended June 30, 2017. Following additional information is being provided to facilitate such comparison:

Particulars					(₹ in crores)
		Quarter ended			Year ended
		June 30, 2018	March 31, 2018	June 30, 2017	March 31, 2018
(a)	Revenue from operations	67,081.29	91,279.09	59,818.22	295,409.34
(b)	Excise duty	—	—	(1,166.77)	(1,166.77)
(c)	Revenue from operations (net of excise duty) (a)-(b)	67,081.29	91,279.09	58,651.45	294,242.57

3)	The assets and liabilities of Tata Technologies Limited, TAL Manufacturing Solutions Limited, Company’s certain assets related to defence business and investment in Tata Hitachi Construction Machinery Company Private Limited (equity accounted investees) are classified as “Held for Sale” as they meet the criteria laid out under Ind AS 105.

4)	Ind AS 115 – Revenue from Contracts with Customers

The Company has adopted Ind AS 115 with a modified retrospective approach. The figures for the comparative periods has not been restated. There is no impact of Ind AS 115 adoption to the retained earnings as at April 1, 2018. The Company makes transport arrangements for delivering its vehicles to the dealers. The gross consideration received in respect of these arrangements were presented in revenue, whereas the cost associated with these arrangements were presented within other expenses in the statement of profit and loss. In accordance with Ind AS 115, the consideration received, in respect of such arrangements is presented net off cost within revenue effective April 1, 2018. Certain payouts made to dealers such as infrastructure support payments are now treated as variable components of consideration and is therefore in accordance with Ind AS 115, recognised as revenue deductions. These change in presentation in the income statement has resulted in decrease in both revenues and expenses by ₹929.04 crores.

5)	On July 31, 2018, the Company has decided to cease the current manufacturing operations of Tata Motors Thailand Ltd. The Company will address the Thailand market with a revamped product portfolio, suitable to local market needs, delivered through a CBU distribution model. The relevant restructuring costs will be accounted in Q2 of Fiscal 2019.

6)	Figures for the quarter ended March 31, 2018, represent the difference between the audited figures in respect of full financial year and the publised figures for the nine months ended December 31, 2017, which were subject to limited review.

7)	The Statutory Auditors have carried out a limited review of the consolidated financial results for the quarter ended June 30, 2018.

Tata Motors Limited

Guenter Butschek
Mumbai, July 31, 2018	CEO & Managing Director

News Release – 5	July 31, 2018

Auditors Report (Stand Alone)

Auditor’s Report on Quarterly Standalone Financial Results of Tata Motors Limited Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To Board of Directors of

Tata Motors Limited

We have audited the quarterly standalone financial results of Tata Motors Limited (‘the Company’), which includes two joint operations consolidated on a proportionate basis, for the quarter ended 30 June 2018, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’). Attention is drawn to the fact that the figures for the 3 months ended 31 March 2018 as reported in these financial results are the balancing figures between audited figures in respect of the full previous financial year and the published year to date figures up to the third quarter of the previous financial year.

These quarterly standalone financial results have been prepared on the basis of the condensed standalone interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these standalone financial results based on our audit of such condensed standalone interim standalone financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard (Ind AS) for Interim Financial Reporting (Ind AS 34), prescribed under Section 133 of the Companies Act, 2013 and other accounting principles generally accepted in India and in compliance with Regulation 33 of Listing Regulation.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial information of one joint operation included in the statement of audited standalone financial results, whose audited financial information reflect total revenue of Rs. 1,829.20 crores for the quarter ended 30 June 2018. This audited financial information has been audited by other auditor whose report has been furnished to us, and our opinion on the audited standalone financial results, to the extent they have been derived from such audited financial information is based solely on the report of the other auditor. Our opinion is not modified in respect of such matter.

Auditor’s Report on Quarterly Standalone Financial Results of Tata Motors Limited Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Based on our audit conducted as above, in our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the report of the other auditor referred in the paragraph above and other matter paragraph below, these quarterly standalone financial results:

(i)	are presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and

(ii)	give a true and fair view of the net profit and other comprehensive income and other financial information for the quarter ended 30 June 2018.

Other matters

The comparative financial information for the quarter ended 30 June 2017, included in these standalone financial results have been audited by the predecessor auditor, which have been adjusted to give effect to the scheme of merger explained in Note 6 to the standalone financial results. The report of the predecessor auditor on the comparative financial information dated 9 August 2017 expressed an unmodified opinion. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP

Chartered Accountants

Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Mumbai	Partner
31 July 2018	Membership No: 049265

News Release – 6	July 31, 2018

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2018

		Quarter ended				Year ended
	Particulars	June 30, 2018		March 31, 2018	June 30, 2017	March 31, 2018
				(Refer note 9)
I	Revenue from operations
	(a) Revenue (refer note 2)		16,592.33	19,071.43	10,195.44	58,234.33
	(b) Other operating revenue (includes Government grants)		210.78	707.89	170.75	1,390.36
	Total Revenue from operations (a)+(b)		16,803.11	19,779.32	10,366.19	59,624.69
II.	Other Income		1,393.47	677.02	640.97	1,557.60
III.	Total Income (I+II)		18,196.58	20,456.34	11,007.16	61,182.29
IV.	Expenses
	(a) Cost of materials consumed		11,582.55	12,110.29	6,049.91	37,080.45
	(b) Purchases of products for sale		1,584.40	1,556.18	851.40	4,762.41
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(1,090.68)	507.19	(482.60)	842.05
	(d) Excise duty (refer note 2)		—	—	1,278.37	793.28
	(e) Employee benefits expense		1,032.92	1,103.60	937.65	3,966.73
	(f) Finance costs		493.23	446.43	362.72	1,744.43
	(g) Foreign exchange (gain)/loss (net)		195.07	95.38	(7.79)	17.14
	(h) Depreciation and amortisation expense		705.15	856.17	689.83	3,101.89
	(i) Product development/Engineering expenses		105.50	151.90	75.24	474.98
	(j) Other expenses		2,410.69	3,387.46	1,924.38	9,234.27
	(k) Amount capitalised		(286.40)	(246.46)	(209.02)	(855.08)
	Total expenses (IV)		16,732.43	19,968.14	11,470.09	61,162.55
V.	Profit/(loss) before exceptional items and tax (III-IV)		1,464.15	488.20	(462.93)	19.74
VI.	Exceptional Items
	(a) Employee separation cost		—	(1.05)	—	3.68
	(b) Provision for impairment of capital work-in-progress and intangibles under development		—	962.98	—	962.98
VII.	Profit/(loss) before tax (V-VI)		1,464.15	(473.73)	(462.93)	(946.92)
VIII.	Tax expense/(credit) (net)
	(a) Current tax		257.27	36.00	6.65	92.63
	(b) Deferred tax		19.23	(9.79)	(6.44)	(4.70)
	Total tax expense		276.50	26.21	0.21	87.93
IX.	Profit/(loss) for the period from continuing operations (VII-VIII)		1,187.65	(499.94)	(463.14)	(1,034.85)
X.	Other comprehensive income/(loss):
	(A) (i) Items that will not be reclassified to profit or loss		(2.48)	(56.57)	32.63	62.28
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss		0.37	(3.86)	(1.59)	(6.27)
	(B) (i) Items that will be reclassified to profit or loss		(36.33)	(34.38)	(19.32)	(19.56)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		12.64	11.90	6.68	6.77
	Total other comprehensive income/(loss)		(25.80)	(82.91)	18.40	43.22
XI.	Total comprehensive income/(loss) for the period (IX+X)		1,161.85	(582.85)	(444.74)	(991.63)
XII.	Paid-up equity share capital (face value of ₹2 each)		679.22	679.22	679.22	679.22
XIII.	Reserves excluding revaluation reserve					19,491.76
XIV.	Earnings per share (EPS)
	(a) Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	3.48	(1.47)	(1.36)	(3.05)
	(ii) Diluted EPS	₹	3.48	(1.47)	(1.36)	(3.05)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	3.58	(1.47)	(1.36)	(3.05)
	(ii) Diluted EPS	₹	3.58	(1.47)	(1.36)	(3.05)
			Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles, as well as sale of related parts and accessories. The Company’s products mainly include commercial vehicles and passenger vehicles.

A core initiative of the Company was the implementation of the Organization Effectiveness (OE) program, a strategic program designed to overhaul and transform the Company. The Company believes that this reorganisation will improve speed, agility and simplicity within our business units, and enable strong functional leadership, improved decision-making, quicker response to changing market conditions and clear accountability. Pursuant to the changes implemented as a result of the OE program, the Company has drawn separate strategies for commercial vehicles and passenger vehicles from Fiscal 2019. Consequent to these changes, the Company will have Commercial Vehicles and Passenger Vehicles as reporting segments. These segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

Segment assets includes property plant & equipment, intangible assets, trade receivables and inventory.

(₹ in crores)

	Particulars	Quarter ended			Year ended
		June 30, 2018	March 31, 2018	June 30, 2017	March 31, 2018
A.	Segment Revenue :
	Revenue from operations
I.	Commercial Vehicles	12,952.90	14,971.08	7,975.18	45,543.88
II.	Passenger Vehicles	3,827.46	4,765.63	2,341.76	13,905.04
III.	Corporate/Unallocable	22.75	42.61	49.25	175.77

	Total Segment Revenue	16,803.11	19,779.32	10,366.19	59,624.69
	Less: Inter segment revenue	—	—	—	—

	Revenue from operations	16,803.11	19,779.32	10,366.19	59,624.69

B.	Segment results before other income, finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Commercial Vehicles	1,146.36	1,317.66	113.68	3,474.29
II.	Passenger Vehicles	(330.02)	(877.20)	(792.85)	(2,985.13)
III.	Corporate/Unallocable	(57.36)	(87.47)	(69.80)	(265.45)

	Total Segment results	758.98	352.99	(748.97)	223.71
	Less: Inter segment eliminations	—	—	—	—

	Net Segment results	758.98	352.99	(748.97)	223.71
	Add/(Less) : Other income	1,393.47	677.02	640.97	1,557.60
	Add/(Less) : Finance costs	(493.23)	(446.43)	(362.72)	(1,744.43)
	Add/(Less) : Foreign exchange gain/(loss) (net)	(195.07)	(95.38)	7.79	(17.14)
	Add/(Less) : Exceptional items
	-Commercial Vehicles	—	(161.93)	—	(166.66)
	-Passenger Vehicles	—	(800.00)	—	(800.00)

	Total Profit before tax	1,464.15	(473.73)	(462.93)	(946.92)

		As at June 30, 2018		As at June 30, 2017	As at March 31, 2018
C.	Segment Assets
I.	Commercial Vehicles	21,739.19		20,644.65	20,367.09
II.	Passenger Vehicles	15,868.31		15,951.54	15,360.16
III.	Corporate/Unallocable	23,744.30		23,429.50	23,485.05

	Total Assets	61,351.80		60,025.69	59,212.30

D.	Segment Liabilities (Unallocable)	40,018.97		39,307.97	39,041.32

Notes:

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on July 31, 2018.

2)

Consequent to the introduction of Goods and Service Tax (GST) with effect from July 1, 2017, Central Excise, Value Added Tax (VAT), etc have been replaced by GST. In accordance with Ind AS 18/Ind AS 115 on Revenue/Revenue from contracts with customers and Schedule III of the Companies Act, 2013, GST, GST Compensation Cess, etc. are not included in Revenue from operations for applicable periods. In view of the aforesaid restructuring of indirect taxes, Revenue from operations for quarter ended June 30, 2017 and year ended March 31, 2018 are not comparable with the current period. Following additional information is being provided to facilitate such comparison:

(₹ in crores)

Particulars		Quarter ended			Year ended March 31, 2018
		June 30, 2018	March 31, 2018	June 30, 2017
1	Revenue from operations	16,803.11	19,779.32	10,366.19	59,624.69
2	Excise duty	—	—	(1,168.14)	(1,168.14)
3	Revenue from operations (net of excise duty) (1-2)	16,803.11	19,779.32	9,198.05	58,456.55

3)	Other income includes dividend from subsidiaries as follows:

(₹ in crores)

Particulars	Quarter ended			Year ended March 31, 2018
	June 30, 2018	March 31, 2018	June 30, 2017
Dividend from subsidiaries	1,310.04	396.06	557.35	982.29

4)

The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

(₹ in crores)

Particulars		Quarter ended			Year ended March 31, 2018
		June 30, 2018	March 31, 2018	June 30, 2017
1	Revenue from operations	16,350.21	18,915.51	10,115.95	57,258.60
2	Profit/(loss) before tax	1,404.80	(675.02)	(503.02)	(1,308.83)
3	Profit/(loss) after tax	1,151.49	(622.80)	(510.39)	(1,266.19)

5)

The investment in the Company’s subsidiaries Tata Technologies Limited, TAL Manufacturing Solutions Limited and Tata Motors Insurance Broking and Advisory Services Ltd and associate Tata Hitachi Construction Machinery Company Private Ltd and the company’s certain assets related to defence business are classified as “Held for Sale” as they meet the criteria laid out under Ind AS 105.

6)

Effective April 30, 2018, the Company completed the merger of TML Drivelines Ltd (TML Drivelines) pursuant to a scheme of arrangement of merger. As TML Drivelines is a wholly owned subsidiary of the Company, the merger has been accounted in accordance with “Pooling of Interest Method” laid down by Appendix C of Indian Accounting Standard 103 (Ind AS 103): (Business combinations of entities under common control), notified under the Companies Act, 2013.

Accordingly, all assets, liabilities and reserves of TML Drivelines have been recorded in the books of account of the Company at their existing carrying amounts and in the same form. To the extent that there are inter-company loans, advances, deposits, balances or other obligations between TML Drivelines and the Company, these have been eliminated. The difference, between the investments held by the Company and all assets, liabilities and reserves of TML Drivelines, has been debited to capital reserve.

Comparative accounting period presented in the financial statements of the Company has been restated for the accounting impact of the merger, as stated above, as if the merger had occurred from the beginning of the comparative period in the financial statements i.e. April 1, 2016.

7)	Ind AS 115—Revenue from Contracts with Customers

The Company adopted Ind AS 115 with a modified retrospective approach. The figures for the comparative periods has not been restated. There is no impact of Ind AS 115 adoption to the retained earnings as at April 1, 2018. Certain payouts made to dealers such as infrastructure support are now treated as variable components of consideration and have therefore in accordance with Ind AS 115, has been recognised as revenue deductions for the quarter ended June 30, 2018.

8)

During the quarter ended June 30, 2018, the Company prepaid USD 237 million (₹1,544.71 crores) of 4.625% Senior Notes at a premium of 2.5%. These were prepaid by fund raised through External Commercial Borrowings of USD 237 million.

9)

The figures for the quarter ended March 31, 2018 as reported in these standalone financial results are the balancing figures between audited figures in respect of full financial year and the published year to date figures up to the end of the third quarter of the financial year ended March 31, 2018, as adjusted to give effect to the scheme of merger.

10)	The Statutory Auditors have carried an audit of the above results for the quarter ended June 30, 2018 and have issued an unmodified opinion on the same.

Tata Motors Limited

Guenter Butschek
Mumbai, July 31, 2018	CEO and Managing Director

For further press queries please contact Mr. Suresh Rangarajan at +00 91 22 66657289 or email at: suresh.rangarajan@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.